SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 17, 2009

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated June 17, 2009 regarding “Ericsson to acquire Elcoteq’s operations in Tallinn to secure manufacturing capacity in Estonia”.

PRESS RELEASE	June 17, 2009

Ericsson to acquire Elcoteq’s operations in Tallinn to secure manufacturing capacity in Estonia

Ericsson (NASDAQ:ERIC) has signed an agreement with Elcoteq, a supplier to Ericsson, for part of its manufacturing operations in Estonia. The purchase price is EUR 30 million, relating to inventory and some minor assets. The agreement also includes transfer of about 1,200 employees. Ericsson does this in order to secure manufacturing capacity in Estonia.

Ericsson’s decision is a result of Elcoteq’s restructuring plan and consolidation of its manufacturing in Europe. Elcoteq is supplying radio access products to Ericsson’s 2G and 3G base-stations together with optical- and transmission equipment.

Ericsson outsourced its volume production more than ten years ago. This strategy remains.

GSM continues to represent a large part of the mobile systems market, with the growth of 3G/WCDMA quickly accelerating. Enhanced use of mobile data and convergence to IP broadband networks are resulting in increased deployments of equipment for broadband access, routing and transmission.

The agreement includes transfer of the lease agreement concerning manufacturing premises.

The transaction is expected to close during 2009 and requires formal approval by relevant anti-trust authorities.

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 1 billion subscribers and has a leading position in managed services. The company’s portfolio comprises of mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of “to be the prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 75,000 employees generated revenue of SEK 209 billion (USD 32.2 billion) in 2008. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York.

For more information, visit www.ericsson.com or www.ericsson.mobi.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: press.relations@ericsson.com

Investors

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on June 17, 2009, at 07.30 am CET.

About Elcoteq

Elcoteq SE is a leading electronics manufacturing services (EMS) company in the communications technology field. Elcoteq’s global service offering covers the entire lifecycle of products, from product development to after market services. By further combining mechanics expertise into its service offering, Elcoteq’s vision is to be a leading integrated electronics manufacturing services (IEMS) company. Elcoteq provides global end-to-end solutions consisting of product development services, supply chain management, NPI, manufacturing, and after market services for the whole lifecycle of its customers’ products. These products include Personal Communications products such as mobile phones and their parts, Home Communications products such as set-top boxes and flat panel TVs as well as Communications Networks products such as base-stations, tower-top amplifiers, and microwave systems.

Elcoteq operates in 15 countries on four continents and employs some 19,000 people. The Group’s consolidated net sales for 2008 totaled 3.4 billion euros. Elcoteq SE is listed on the Nasdaq OMX Helsinki Ltd. For more information visit the Elcoteq website at www.elcoteq.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: June 17, 2009